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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|_|  Form 3 Holdings Reported

|_|  Form 4 Transactions Reported

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1. Name and Address of Reporting Person*

   Allen    Ben     F.
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   (Last) (First) (Middle)

  4105 Raspberry Ridge Road NE
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                              (Street)

  Prior Lake                     MN                        55372
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   (City)                        (State)                   (Zip)
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2.   Issuer Name and Ticker or Trading Symbol

Kroll Inc. (KROL)
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3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


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4.   Statement for Month/Year

December 31, 2002
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5. If Amendment, Date of Original (Month/Year)



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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     | |  Officer (give title below)           |_|  Other (specify below)


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7.   Individual or Joint/Group Filing (check applicable line)

     |X|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                       2A.          3.           Disposed of (D)                 Beneficially   Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- at the End     (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             of Issuer's    Indirect  Beneficial
Title of Security           Date       any                                       or              Fiscal Year    (I)       Ownership
(Instr. 3)                 (mm/dd/yy)  (mm/dd/yy)                    Amount      (D)    Price    (Instr. 3 & 4) (Instr.4) (Instr.4)
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Common Stock                6/13/02                   A               828         A      (1)       828            D
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====================================================================================================================================

(1) Received in exchange for 1,285 shares of Ontrack International Data, Inc. in connection with the merger of Ontrack into Kroll Inc. (the "Merger"). On the effective date of the Merger, the closing price of Kroll's common stock was $22.05 per share.

*If form is filed by more than one reporting person, see instruction 4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                                                 SEC 2270 (9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
             2.                                                                                           of        of
             Conver-                            5.                              7.                        Deriv-    Deriv-   11.
             sion                               Number of                       Title and Amount          ative     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      Secur-    Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   ities     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Bene-     Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ficially  (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Owned     In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  at End    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     of Year   (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/           ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)                (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
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Stock option
(right to                                                                       Common
buy)        $12.23   6/13/02             A       1,289         (2)     2/16/08  Stock     1,289    (3)    1,289      D
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Stock option
(right to                                                                       Common
buy)        $11.25   6/13/02             A       6,447         (2)     11/19/08 Stock     6,447    (4)    6,447      D
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Stock option
(right to                                                                       Common
buy)        $8.54    6/13/02             A       6,447         (2)     1/25/09  Stock     6,447    (5)    6,447      D
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Stock option
(right to                                                                       Common
buy)        $12.12   6/13/02             A       3,223         (2)     2/2/10   Stock     3,223    (6)    3,223      D
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Stock option
(right to                                                                       Common
buy)        $10.34   6/13/02             A       48,352        (2)     1/2/11   Stock     48,352   (7)    48,352     D
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Stock option
(right to                                                                       Common
buy)        $8.77    6/13/02             A       16,117        (2)     6/27/11  Stock     16,117   (8)    16,117     D
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Stock option
(right to                                                                       Common
buy)        $9.19    6/13/02             A       16,117        (2)     10/22/11 Stock     16,117   (9)    16,117     D
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Stock option
(right to                                                                       Common
buy)        $22.05   6/13/02             A       100,000       (10)    6/13/12  Stock     100,000         100,000     D
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Explanation of Responses:

(2)  The options are fully vested and currently exercisable.
(3) Received in the Merger in exchange for an option to purchase 2,000 shares of Ontrack common stock for $7.88 per share.
(4) Received in the Merger in exchange for an option to purchase 10,000 shares of Ontrack common stock for $7.25 per share.
(5) Received in the Merger in exchange for an option to purchase 10,000 shares of Ontrack common stock for $5.50 per share.
(6) Received in the Merger in exchange for an option to purchase 5,000 shares of Ontrack common stock for $7.81 per share.
(7) Received in the Merger in exchange for an option to purchase 75,000 shares of Ontrack common stock for $6.66 per share.
(8) Received in the Merger in exchange for an option to purchase 25,000 shares of Ontrack common stock for $5.65 per share.
(9) Received in the Merger in exchange for an option to purchase 25,000 shares of Ontrack common stock for $5.92 per share.
(10) The options become exercisable as follows: 33,329 on June 13, 2003; 14,401 on December 13, 2003; 16,669 on June 13, 2004; 16,667 on December 13, 2004;
     and 18,935 on June 13, 2005.


          /s/ Ben F. Allen                              February 13, 2003
          -----------------------------                 -----------------
          ** Signature of Reporting Person                   Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.


                                                                  SEC 2270(9-02)


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